UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                             (Amendment No. 17)

                        Outlet Communications, Inc.
              ------------------------------------------------
                       (Title of Class of Securities)

                                  69011110
                                  --------
                               (CUSIP Number)

                         Kenneth M. Socha, Esquire
                                 Suite 610
                            1627 I Street, N.W.
                           Washington, D.C. 20008
                               (202) 452-0101


              ------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               August 2, 1995
              -----------------------------------------------
          (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __.

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                               THE OCI TRUST
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   331,625
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  00

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                              JEFFREY R. WALSH
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   331,625
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                            FRANK E. WALSH, JR.
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   331,625
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                            THE HARTINGTON TRUST
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   626,764
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  00

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                              KURT T. BOROWSKY
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   626,764
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                            RAYMOND G. CHAMBERS
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   626,764
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                                DAVID J. ROY
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . . .   -0-
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . .   626,764
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                              MANFRED L. STEYN
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . .  24,500
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                          FRANK E. RICHARDSON, III
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . .   256,228
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                              JULIUS KOPPELMAN
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . .  16,842
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                               JOHN D. HOWARD
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . .  47,158
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                               HUGH J. BYRNES
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . . . .  64,816
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . . . .  IN

Cusip No.  69011110
           --------

1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

                       MBL LIFE ASSURANCE CORPORATION
           Successor to The Mutual Benefit Life Insurance Company
- -----------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X
- -----------------------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------------------
4)   Source of Funds

     Not Applicable
- -----------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  /__/
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States
- -----------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power . . . . . . . . . . .   -0-
Beneficially Owned       ----------------------------------------------------
by Each Reporting        8)   Shared Voting Power . . . . . . .   4,073,376
Person With              ----------------------------------------------------
                         9)   Sole Dispositive Power  . . . . .   2,135,000
                         ----------------------------------------------------
                         10)  Shared Dispositive Power  . . . . . . .   -0-
- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person  . . . . . . . . . . . . . . . . . .   4,073,376
- -----------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares . . . . . . . . . . . . . . . . . . . . . . . .    /__/
- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) . . . . . .   61.9%
- -----------------------------------------------------------------------------
14)  Type of Reporting Person . . . . . . . . . . . . . . . . . . .  IC, C0

Item 4 Purpose of Transaction

          The response to Item 4 is hereby amended to add the following:

          On July 28, 1995, National Broadcasting Company, Inc. ("NBC") offered to acquire Outlet Communications, Inc. ("Outlet") pursuant to a merger transaction in which stockholders of Outlet would receive $47.25 per share of Class A Common Stock, par value $.01 per share ("Common Stock"), of Outlet. NBC's offer was conditioned on, among other things, the holders of a majority of the outstanding Common Stock entering into certain consent and voting/conditional option agreements. On August 2, 1995, Outlet terminated the Merger Agreement dated as of June 30, 1995 among Outlet, Renaissance Communications Corp. ("Renaissance") and Renaissance Communications Acquisition Corp., and Renaissance waived the notice requirement contained in Section 8.01(h) thereof. The Board of Directors of Outlet approved the transactions with NBC (the "NBC Merger") and recommended the NBC Merger to its stockholders. On August 2, 1995, Outlet, NBC and CO Acquisition Corporation, entered into a Merger Agreement (the "NBC Merger Agreement") providing for the NBC Merger. Messrs. Frank E. Richardson, Frank E. Walsh, Jr. and Julius Koppelman are Filing Persons who are members of Outlet's Board of Directors and who, as directors, approved the NBC Merger. Mr. Victor H. Palmieri, the designee to Outlet's board of directors of MBL Life Assurance Corporation also approved the NBC Merger as a director.

          Immediately following the execution by Outlet and NBC of the NBC Merger Agreement each of The Hartington Trust, the OCI Trust, Frank E. Richardson, III, Hugh J. Byrnes, John D. Howard and Manfred L. Steyn entered into a Consent and Voting/ Conditional Option Agreement in the form attached as Exhibit (c) under Item 7 of this Schedule 13D with NBC, and MBL Life Assurance Corporation entered into a Consent and Voting/ Conditional Option Agreement in the form attached as Exhibit (d) under Item 7 of this
Schedule 13D with NBC (each such Consent and Voting/Conditional Option Agreement, as executed by the foregoing parties, the "Voting Agreement") pursuant to which each such Filing Person agreed to deliver a written stockholder consent (each, a "Stockholder Consent") in respect of each share of Common Stock owned of record by such person adopting and approving the NBC Merger Agreement. Following execution of the Voting Agreements, the parties to the Voting Agreements delivered Stockholder Consents to Outlet, which Stockholder Consents covered an aggregate of 3,436,091 shares of Common Stock (approximately 52.2% of the outstanding shares of Common Stock).

          Pursuant to the Voting Agreement, each such Filing Person also agreed to vote their shares of Common Stock and grant a proxy to a trustee to be designated by NBC to vote their shares of Common Stock (a) in favor of adoption and approval of the NBC Merger Agreement and the NBC Merger and the approval of the terms thereof and each of the other actions contemplated by the NBC Merger Agreement and the Voting Agreement; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Outlet contained in the NBC Merger Agreement or of the Filing Persons contained in the Voting Agreement; and
(c) against any competing transaction or any other action, agreement or transaction (other than the NBC Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone the Voting Agreement, discourage or materially adversely affect the NBC Merger or the NBC Merger Agreement including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Outlet or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of Outlet and its subsidiaries or a reorganization, recapitalization or liquidation of Outlet or its subsidiaries; (iii) a material change in the policies or statement of Outlet, except as otherwise agreed to in writing by NBC; (iv) an election of new members to the board of directors of Outlet, except where the vote is cast in favor of the nominees of a majority of the existing directors;
(v) any material change in the present capitalization or dividend policy of Outlet or any amendment of Outlet's certificate of incorporation; or (vi) any other material change in the Outlet's corporate structure or business.

          The Voting Agreement also provides that each such Filing Person shall not (i) sell, transfer, pledge, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with Outlet or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the existing shares of Common Stock, or any shares acquired after August 2, 1995, or any interest in any of the foregoing, except to NBC, (ii) grant any proxies or powers of attorney, deposit any of such shares into a voting trust or enter into a voting agreement with respect to any such shares or any cash or other property described in Section 11 of the Voting Agreement, or any interest in any of the foregoing, except to NBC, (iii) consent or otherwise agree to any amendment, waiver or other modification of the Stockholders Agreement or the Certificate of Incorporation or By-laws of Outlet or its subsidiaries without the prior written consent of NBC or (iv) take any action that would make any representation or warranty of such Filing Persons contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such stockholder from performing his obligations under the Voting Agreement, or that would otherwise hinder or delay NBC from acquiring a majority of the outstanding shares of Common Stock, determined on a fully diluted basis.

          Each such Filing Person has also granted NBC an irrevocable 60-day option (the "Option") to purchase the shares of Outlet Common Stock owned by such person in the event the NBC Merger Agreement with NBC is terminated or a permanent injunction or other order, decree or ruling by any United States federal or state court of competent jurisdiction or by any United States federal or state governmental, regulatory or administrative agency or authority preventing the consummation of the NBC Merger shall have been issued.

          Additionally, in the event NBC exercises the Option each such Filing Person has agreed that it will take all actions reasonably requested by NBC to seek to cause the Stockholders Agreement to be amended pursuant to a written instrument in form and substance reasonably satisfactory to NBC, so that the rights of a member of the Wesrey Group (as defined in the Stockholders Agreement) under Sections 6 and 7 of the Stockholders Agreement shall inure to the benefit of any purchaser of the shares of Common Stock owned by the Stockholder, including without limitation by executing the foregoing instrument providing for such amendment.

          The foregoing description of the Voting Agreement and Stockholders Consent is qualified in its entirety by reference to the forms of Consent and Voting/Conditional Option Agreement and the Stockholder Consents attached as Exhibit A thereto, filed as Exhibit (c) and (d), respectively, under Item 7 of this Schedule 13D.

Item 7.   Material to be Filed as Exhibits

     (a)  Joint Filing Agreement

     (b) Powers of Attorney appointing Kurt T. Borowsky and David J. Roy as attorneys in fact

     (c) Consent and Voting/Conditional Option Agreement, including form of Stockholder Consent as Exhibit A thereto, each between The Hartington Trust, the OCI Trust, Frank E. Richardson, III, Hugh
          J. Byrnes, John D. Howard and Manfred L. Steyn and NBC

     (d) Consent and Voting/Conditional Option Agreement, including form of Stockholder Consent as Exhibit A thereto, between MBL Life Assurance Corporation and NBC

Signature
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

August 3, 1995                     /S/ Jeffrey R. Walsh*
                                   ----------------------------------------
                                   Jeffrey R. Walsh

                                   The OCI Trust

                              By:  /S/ Jeffrey R. Walsh, Trustee*
                                   ----------------------------------------
                                   Jeffrey R. Walsh

                                   /S/ Frank E. Walsh, Jr.*
                                   ----------------------------------------
                                   Frank E. Walsh, Jr.

                                   /S/ Manfred L. Steyn*
                                   ----------------------------------------
                                   Manfred L. Steyn

                                   /S/ Frank E. Richardson*
                                   ----------------------------------------
                                   Frank E. Richardson

                                   /S/ Julius Koppelman*
                                   ----------------------------------------
                                   Julius Koppelman

                                   /S/ John D. Howard*
                                   ----------------------------------------
                                   John D. Howard

                                   /S/ Hugh J. Byrnes*
                                   ----------------------------------------
                                   Hugh J. Byrnes

                                   /S/ David J. Roy*
                                   ----------------------------------------
                                   David J. Roy

                                   /S/ Kurt T. Borowsky
                                   ----------------------------------------
                                   Kurt T. Borowsky

                                   /S/ Raymond G. Chambers*
                                   ----------------------------------------
                                   Raymond G. Chambers

                                   The Hartington Trust

                              By:  /S/ Kurt T. Borowsky
                                   ----------------------------------------
                                   Kurt T. Borowsky, Trustee

                              By:  /S/ David J. Roy, Trustee*
                                   ----------------------------------------
                                   David J. Roy

                                   MBL Life Assurance Corporation,
                                   Successor to The Mutual
                                   Benefit Life Insurance
                                   Company

                              By:  /S/ Joseph F. Krupsky*
                                   ----------------------------------------
                                   Joseph F. Krupsky

                                   *Kurt T. Borowsky
                                   Attorney in Fact

                                   /S/ Kurt T. Borowsky
                                   ----------------------------------------
                                   Kurt T. Borowsky